Exhibit 28(a)(iii)

PFM FUNDS

AMENDED CERTIFICATE OF DESIGNATION

The Board of Trustees (the "Board") of PFM Funds (the "Trust"), acting pursuant to Section 6 of Article III of the Trust's Declaration of Trust, dated as of September 29, 2008 (the "Declaration of Trust"), hereby adopts this Amended Certificate of Designation with respect to the previously established Florida Education Class of shares of Government Select Series of the Trust ("Government Select Series"), effective as of August 22, 2019. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Declaration of Trust.

1.          Redesignation and Renaming of Class. Pursuant to this Amended Certificate of Designation, the previously established Florida Education Class of shares of Government Select Series is hereby redesignated as and renamed the "CB Investors Class" in accordance with Section 6 of the Declaration of Trust.

2.          Relative Rights and Preferences of Shares. Shares of the CB Investors Class shall have the relative rights and preferences set forth in Section 6 of Article III of the Declaration of Trust and shall bear such expenses as are set forth in the amendment approved on November 7, 2018 to the Trust's Multi-Class Plan adopted pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the "Multi-Class Plan") and as the Multi-Class Plan may from time to time be amended.

IN WITNESS WHEREOF, each of the members of the Board, whose names are set forth below, have executed this Certificate of Designation, effective as of August 22, 2019.

Michael P. Flanagan

Jeffrey A. Laine

Brian M. Marcel

Martin Margolis